File No. 70-10241

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ________________________________________

                           Amendment No. 3 to Form U-1
                              Declaration Under the
                   Public Utility Holding Company Act of 1935
                    ________________________________________

                     Rochester Gas and Electric Corporation
                                 89 East Avenue
                               Rochester, NY 14649

                     (Name of company filing this statement
                   and address of principal executive office)
                    ________________________________________

                             Energy East Corporation
                                 P.O. Box 12904
                              Albany, NY 12212-2904

                    (Name of top registered holding company)
                    ________________________________________

                                 Joseph J. Syta
                     Vice President-Controller and Treasurer
                     Rochester Gas and Electric Corporation
                                 89 East Avenue
                               Rochester, NY 14649

                     (Name and address of agent for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

                               Markian M.W. Melnyk
                               Roshini Thayaparan
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                          1875 Connecticut Avenue, N.W.
                                   Suite 1200
                             Washington, D.C. 20009
                            Telephone: (202) 986-8212
                            Facsimile: (202) 956-3289

                                 AMENDMENT NO. 3
                           TO DECLARATION ON FORM U-1
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     On August 18, 2004, RGS Energy Group, Inc. and Rochester Gas and Electric Corporation filed an Application on Form U-1 under File No. 70-10241. Amendment No. 1 to the Application was filed on September 27, 2004. Amendment No. 2 to the Application was filed by Rochester Gas and Electric Corporation on October 25, 2004. This Amendment No. 3 to the Application amends and restates Item 6 of the Application.

Item 6.        Exhibits and Financial Statements

       Exhibits:

Exhibit A      Not applicable.
Exhibit B-1    Not applicable.
Exhibit C      Not applicable.
Exhibit D-1    Proceeding on Motion of the Commission as to the Rates, Charges,
               Rules and Regulations of Rochester Gas and Electric Corporation
               for Electric Service, Case Nos. 03-E-0765 and 02-E-0198 and
               Proceeding on Motion of the Commission as to the Rates, Charges,
               Rules and Regulations of Rochester Gas and Electric Corporation
               for Gas Service, Case No. 03-G-0766 (May 20, 2004) (previously filed).
Exhibit D-2    Electric Rate Joint Proposal (without exhibits), filed with the
               New York State Public Service Commission March 9, 2004,
               incorporated as part of the Proceeding on Motion of the
               Commission as to the Rates, Charges, Rules and Regulations of
               Rochester Gas and Electric Corporation for Electric Service, Case
               Nos. 03-E-0765 and 02-E-0198 and Proceeding on Motion of the
               Commission as to the Rates, Charges, Rules and Regulations of
               Rochester Gas and Electric Corporation for Gas Service, Case No.
               03-G-0766 (May 20, 2004) (previously filed).
Exhibit E      Not applicable.
Exhibit F-1    Opinion of counsel.
Exhibit F-2    Past tense opinion of counsel (to be filed by amendment).
Exhibit G      Form of Notice (previously filed).


       Financial Statements:

FS-1 Amended RG&E Capitalization Structure Actual and Pro Forma as of June 30, 2004 (confidential treatment requested) (previously filed).
FS-2 RG&E Cash Flow Data Pro Forma as of December 31, 2004 (confidential treatment requested) (previously filed).
FS-3 RG&E Balance Sheet and Income Statement as of and for the six months ended June 30, 2004 (included as part of Rochester Gas and Electric Corporation's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, File No. 1-672, filed August 6, 2004 and incorporated herein by reference).
FS-4 RG&E Balance Sheet and Income Statement as of and for the 12 months ended


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

               December 31, 2003 (included as part of Rochester Gas and Electric Corporation's Annual Report of Form 10-K for fiscal year ended December 31, 2003, File No. 1-672, filed March 9, 2004 and incorporated herein by reference).


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

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended
Application-Declaration to be signed on its behalf by the undersigned officer thereunto duly authorized.

Date: November 10, 2004



                                  Rochester Gas and Electric Corporation

                                  By:    /s/ Joseph J. Syta
                                         -----------------------
                                  Name:  Joseph J. Syta
                                  Title: Vice President-Controller and Treasurer


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

                                  EXHIBIT INDEX

--------------------------------------------------------------------------------
  Exhibit No.                 Exhibit Description
--------------------------------------------------------------------------------
     F-1                       Opinion of counsel                Filed herewith
--------------------------------------------------------------------------------


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